Exhibit 23.3

The Members

GGP-TRS L.L.C.

We consent to the incorporation by reference in the registration statement (No. 333-170889) on Form S-8 of General Growth Properties, Inc. of our report dated February 27, 2012, with respect to the consolidated balance sheets of GGP — TRS L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011 (not presented separately herein), which report appears in the December 31, 2011 annual report on Form 10-K of General Growth Properties, Inc.

/s/ KPMG LLP

Chicago, Illinois
February 27, 2012